[DG FASTCHANNEL, INC. LETTERHEAD]

March 27, 2009

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Mara Ransom

Re:	DG FastChannel, Inc.
Registration Statement on Form S-3
File No. 333-146728

Dear Ms. McManus:

DG FastChannel, Inc. (the “Company”), as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 3:00 p.m. on Tuesday, March 31, 2009, or as soon thereafter as is practicable.

The Company acknowledges that:

•                                        should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•                                        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•                                        the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our counsel, David R. Earhart at (214) 999-4645, of any questions.

Very truly yours,

DG FASTCHANNEL, INC.

By:	/s/ Omar A. Choucair
Omar A. Choucair
Chief Financial Officer